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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 5)

                               ----------------

                         BARRETT RESOURCES CORPORATION
                           (Name of Subject Company)

                         BARRETT RESOURCES CORPORATION
                      (Name of Person(s) Filing Statement)

                               ----------------

                     Common Stock, Par Value $.01 Per Share
           (Including the Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   068480201
                       (CUSIP Number of Class Securities)

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                              Eugene A. Lang, Jr.
                           Executive Vice President,
                         General Counsel and Secretary
                         Barrett Resources Corporation
                              1515 Arapahoe Street
                              Tower 3, Suite 1000
                             Denver, Colorado 80202
                                 (303) 572-3900
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on behalf of the Person(s) Filing Statement)

                                   Copies to:

                                 Thomas A. Cole
                                  Paul L. Choi
                               Michael A. Gordon
                                Sidley & Austin
                                 Bank One Plaza
                            10 South Dearborn Street
                            Chicago, Illinois 60603
                                 (312) 853-7000

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   This Amendment No. 5 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on March 23, 2001 (as amended, the "Schedule 14D-9") by Barrett Resources Corporation, a Delaware corporation (the "Company"), relating to the tender offer by SRM Acquisition Company, a Delaware corporation ("Bidder") and an indirect wholly-owned subsidiary of Shell Oil Company, a Delaware corporation ("Shell"), to purchase all of the outstanding common stock, par value $.01 per share, of the Company, together with the associated Rights. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information

   Item 8 of Schedule 14D-9 is hereby amended and supplemented as follows:

   On April 24, 2001, the Company issued a press release, a copy of which is filed as Exhibit (a)(2)(vi) hereto and is incorporated herein by reference.

Item 9. Material to be Filed as Exhibits.

Exhibit (a)(2)(vi) Text of Press Release dated April 24, 2001 issued by the
                   Company.

                                       1
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                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          BARRETT RESOURCES CORPORATION

                                                /s/ Peter A. Dea
                                          By: _________________________________
                                            Name: Peter A. Dea
                                            Title:  Chairman of the Board and
                                                  Chief Executive Officer

Dated: April 25, 2001
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                                 EXHIBIT INDEX

Exhibit (a)(2)(vi) Text of Press Release dated April 24, 2001 issued by the
                   Company.